TINYB CHOCOLATE

2019 Report

Dear investors,

We truly appreciate your support and we're looking forward to providing an amazing return. The pandemic has shifted our business significantly, but we are very fortunate that, overall, it's been a boost to our business. Many people are in the mood to indulge in comfort food and many companies need team building more than ever. Not only that, but companies that used to get together in person now have no choice but to do so virtually - and we have just the right offer! More details in our investor newsletter.

We need your help!

Spread the word about our amazing products and services! We continue to see strong demand and our online sales are growing every day. If you know a company or team that needs to keep in touch during the pandemic, pls have them check out the Virtual Team Building page on our website. We create amazing, fun experiences for teams spread across the US and we would love to do the same for more teams.

Sincerely,

Renata Stoica
Chocolatier, Founder

Andrei Stoica
Founder

Our Mission

We will be one of the premier providers of amazing experiences in the Bay Area and the best brigadeiro company in the US.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Continued growth
- Strong demand
- Excellent client feedback

The Bad

- We aimed for 100% growth, and achieved just over 60%
- Staffing key roles during our busiest season was our main challenge
- We needed better training and quality control

2019 At a Glance

January 1 to December 31

$537,057 +69%
Revenue

-$187,225
Net Loss

$8,974 [64%]
Short Term Debt

$25,000
Raised in 2020

$162,382
Cash on Hand
As of 06/10/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis

2019 Operations

We saw continued strength in our team building offering and grew revenues steadily.

We faced two main challenges during our busiest time of the year due to unexpected change in staff. We were not able to keep up with demand because two of our key staff members left the organization and the Founders had to focus on maintaining the back-end logistics rather than sell.
However, we still achieved a revenue growth of over 60% from 2018.

Runway & Short/Mid Term Expenses

tinyB chocolate LLC cash in hand is $162,382, as of June 2020. Over the last three months, revenues have averaged $32,207/month, cost of goods sold has averaged $16,030/month, and operational expenses have averaged $28,189/month, for an average burn rate of $12,012 per month. Our intent is to be profitable in 18 months.

The pandemic shifted our business significantly: we saw zero revenue from team building activities and at the same time saw a surge in our eCommerce business.

We expect to continue strong eCommerce sales, boosted by a new virtual team building offering.

We obtained a $93,000 emergency disaster loan which has helped significantly. We are also investing in online advertising and marketing.

Net Margin: -35% **Gross Margin: 35%** **Return on Assets: -169%** **Earnings per Share: -$46,806.25**

Revenue per Employee: $179,019 **Cash to Assets: 109%** **Revenue to Receivables: 3,332%** **Debt Ratio: 253%**

attachment_1.pdf

We ❤ Our 97 Investors

Thank You For Believing In Us

Meghan McClelland
Thomas Beck
Hasmit Popat
Ron Bara
Ruthie Rose Marie
Balakrishnen Varadarajan
Jonathan Schmidt
Zachary Demko
Manuel A Donesa
Rosario Javier
Elizabeth OBum
Terry Surratt
Evelyn Hilton
Helen Kwon Kalanithi
Ted Ooyevaar
Yinan Wang
Phillip Martinez
Randa K. Aladdin
Stephanie Barbosa
Glen VanderKloot
Sylvester O. Iheke
Austin Chang
Steven Young
Michael Ptak
Tan Quan Nguyen
Ajay Upadhyaya
Susana STOICA
Anastasiia Holoiad
Alexander Clarence McInt...
Matthew Rayner
Ronald Green
Robert Collini
Darrell Lee
Richard HALPRIN
Ketan Kothari
Anthony A Cook
Orsini Estrada
Rhonda Lewellen
Irvin Hinojosa
Michael Hewitt
Jane Stuart
Chad Granofsky
Clinton Noel Foster, SR
Brian Rummery
Jillian Ivey Sidoti
Neil Young
Darin Franklin
Robert Thomson
Manish Kothari
Ronald N Rutledge
Klariobaldo Zavala
Anca Bogdana Rusu
Anjali Oberoi
Bob Mankos
Franklin E. Powers, Jr.
Stanislav Zakharkin
Carlos Manuel Rebolledo
Bryian Tan
Eric Brook
Max Howard
Kevin Flanagan
Lisa Dea
Erick Skiest
Robert Brayden
Liling Tan
Nora L Sheffield
Kyle Gordon
Nick Bowley
Sandra Broges
Paulette Pagani
David Hudgins
Breck Yunits
James McCrory
Ahmad Sharif Kayum
Stelanie Lu Vetta Marshall
Anthony Dubose
David Andrzejek
Luis Debayle
Kanyin Ogunrinde
Paul Boyer
Karl Stine
David Desko
Sandeep Kadagathur Vad...
Dominique Frank
Michelle Hirons
Laura Corn
Robert Reynolds
David Davis
Erin Pender-Whorley
Randy Derl Ader
Timothy SABAT
James L. Wolfrey
Djalma Fonseca
Erik Talvola
Mark C Howell
Pete Rosskamm
Helga Bluestone

Thank You!

From the tinyB chocolate Team



Renata Stoica
Chocolatier, Founder



Andrei Stoica
Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ilya Druzhnikov	CEO and Founder @ Exit VR	2016
Andrei Stoica	Co-founder @ tinyB chocolate LLC	2014
Renata Stoica	Co-founder @ tinyB chocolate LLC	2014

Officers

OFFICER	TITLE	JOINED
Andrei Stoica	Co-Founder	2014
Renata Stoica	Co-Founder	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andrei Stoica	20,000,000 Common Units	50.0%
Renata Stoica	20,000,000 Common Units	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2016	$100,000		Other

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/30/2016	$100,000	3.0%	20.0%	$1,000,000	07/30/2019

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Main Street Launch (SBA loan)	12/16/2016	$250,000	$210,000	9.5%	12/16/2026	Yes
Vladimir Stoica	07/15/2019	$25,000	$25,000	12.0%	07/15/2024	Yes

Related Party Transactions

Name	Vladimir Stoica
Amount Invested	$25,000
Transaction type	Loan
Issued	07/15/2019
Outstanding principal plus interest	$25,000 as of 07/2019
Interest	12.0 per annum
Maturity	07/15/2024
Outstanding	Yes
Current with payments	Yes
Relationship	Father

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	20,000,000	4,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In order to continue our rapid growth, we will need expand and diversify our services, the markets we serve or both. Although there are exceptions, a given decision maker (ie a team or department) will not purchase an identical event for a team for several years after an initial event.

Our clients are predominantly large high tech and biotech companies in Silicon Valley. Any economic event that causes a significant negative impact on these industries will also impact our company.

Andrei, the company's Co-Founder, has accumulated valuable insights into our clients and market and would be difficult to replace if any event were to prevent him from continuing his duties.

Renata, the company's Co-Founder and Chocolatier, possesses unique skills in creating the look and feel of the company's identity, its presence in social media and its continually evolving flavor selection. Any event preventing her from continuing her duties would harm the company.

We must manage our cash flow carefully, taking into account potential seasonality both in terms of slower demand for our services during summer and a peak in demand during the Holidays.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

tinyB chocolate LLC

- California Limited Liability Company
- Organized August 2014
- 3 employees

190 Evelyn Way
San Francisco CA 94127

http://www.tinyBchocolate.com

Business Description

Refer to the tinyB chocolate profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

tinyB chocolate is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/tinybchocolate/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*